Exhibit 3.2

     Article II of the Amended and Restated Bylaws of Alleghany Corporation is amended to add the following:

Section 9. Vice Chairman of the Board

     In addition to the appointment of a Chairman of the Board, as provided in Section 2 of Article IV of these By-laws, the Board of Directors may appoint one of its number to the position of Vice Chairman of the Board to serve at the pleasure of the Board. The position of Vice Chairman of the Board shall not constitute an officer position of the Corporation. The Vice Chairman of the Board shall perform such duties and exercise such powers as may be assigned to him from time to time by the Board of Directors or the Chairman of the Board, but shall not be assigned any duties or powers which could result in the Vice Chairman of the Board being considered an executive officer of the Corporation as defined in Rule 3b-7 of the Securities Exchange Act of 1934, as amended, or Section 162(m) of the Internal Revenue Code of 1986, as amended.